

For immediate release

NEWSFLASH

Toronto – February 20, 2004 – The following is an update of the recent developments with regard to the legal proceedings between Archangel Diamond Corporation ("the Company") and Arkhangelskgeoldobycha ("AGD")

ADC victory in Stockholm
ADC wins Stockholm appeal against Arkhangelskgeoldobycha

The Stockholm District Court issued judgment today in the Company's appeal against the adverse 2001 award of the arbitration Tribunal declining jurisdiction to hear the Company's claims against AGD. The Stockholm Court set aside the arbitration Tribunal's decision of June 25, 2001 and held that:

(i)   the arbitration agreement in the Diamond Venture Agreement is valid; and

(ii)   the arbitration agreement applies to the Company's dispute with AGD (as described in the arbitration decision).

The Stockholm Court also ordered AGD to pay the Company's costs in the amount of Swedish Kroner 3,331,330 (approximately US$ 475,000).

AGD has until March 12, 2004 to appeal this judgment.

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For further information contact:

Marina Mayorova
Archangel Diamond Corporation
Moscow
Tel: ++ 11 7 095 232 5570
general@archangeldiamond.com

Archangel Diamond Corporation
Toronto
Tel: ++ 416 423 1600

Suite 400 - 65 Overlea Boulevard
Toronto Ontario Canada M4H 1P1
Tel: 1 (416) 423 1600   Fax: 1 (416) 429 2462